FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

CARDERO RESOURCE CORP. (the “Issuer”)
Suite 2300, 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3

Item 2.	Date of Material Change

July 6, 2011

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51- 102 with respect to the material change disclosed in this report is July 6, 2011. The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports that they have appointed Guy Gilron as Vice President, Environment and Community Relations.

Item 5.	Full Description of Material Change

The Issuer reports the appointment of Mr. Guy Gilron as Vice President, Environment & Community Relations, effective July 11, 2011. Mr. Gilron will be responsible for developing and implementing the Issuer’s environmental and community relations policies and practices. The immediate focus of this effort will be overseeing environmental baseline studies, permitting activities, and community consultations associated with the Issuer’s Carbon Creek Metallurgical Coal deposit located in the Peace River Coal Field of north eastern British Columbia.

Mr. Gilron was recently the Director, Environmental Science, for Teck Resources Limited; at Teck, he had primary responsibility for ecological risk and environmental impact assessments, corporate biodiversity conservation programs, and dormant properties and contaminated sites assessment and management. In his capacity at Teck, and as a member of the Mining Association of BC’s Science Committee, Mr. Gilron has played a key technical role in the evaluation of environmental issues related to coal mining in the north east BC Coal Field.

Mr. Gilron obtained a M.Sc. degree in Marine Ecology, and a B.Sc. in Biology and Chemistry, both at the University of Guelph. He is a Registered Professional Biologist (RPBio) in British Columbia and is currently a Vice President of the College of Applied Biology. Mr. Gilron has over 20 years’ experience in ecotoxicology and ecological and human health risk assessment, relating specifically to effects on both aquatic and terrestrial resources. He has also played project management and scientific roles in numerous large-scale environmental monitoring and assessment programs in aquatic ecosystems, and has been involved in several key environmental projects involving community and First Nations issues.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for any production at the Carbon Creek Coal project, the potential for any production decision to be made at Carbon Creek, the potential for the Issuer to move toward becoming or to become a producer, business and financing plans and business trends, are forward-looking statements. Information concerning mineral resource estimates may also be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Issuer may produce or plan to produce, the Issuer’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s 2010 Annual Information Form filed with certain securities commissions in Canada and the Issuer’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Hendrik Van Alphen, President & CEO
Business Telephone No.: (604) 408-7488

Item 9.	Date of Report

July 18, 2011